SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant [X]
Filed by a Party other than the Registrant [  ]

Check the appropriate box:

[  ]           Preliminary Proxy Statement
[   ]           Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[   ]           Definitive Proxy Statement
[ X ]           Definitive Additional Materials
[ ]	Soliciting Material Pursuant to Sec. 240.14a-11(c) or Sec. 240.14a-12

Federated Municipal Securities Fund, Inc.
 (Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X]           No fee required.
[   ]           Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

1.	Title of each class of securities to which transaction applies:

2.	Aggregate number of securities to which transaction applies:

3.	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

4.	Proposed maximum aggregate value of transaction:

5.	Total fee paid:

[   ]           Fee paid previously with preliminary proxy materials.
[ ]
Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1)           Amount Previously Paid:
____________________________________________________________

2)           Form, Schedule or Registration Statement No.:
____________________________________________________________

3)           Filing Party:
____________________________________________________________

4)           Date Filed:
____________________________________________________________

Filed by:  Federated Municipal Securities Fund, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Act of 1934

Subject Company:  Federated California Municipal Income Fund, portfolio of Federated Municipal Securities Income Trust.

Commission File No. 811-2677

Federated California Municipal Income Fund
Draft Solicitation Script
November 20, 2009
1-866-586-0636
Greeting :

Hello, is Mr./Ms. _________ available please?

Hi Mr./Ms.                                           , my name is                                                       and I am calling on behalf of the Federated California Municipal Income Fund on a recorded line.  Recently we sent you proxy materials for the upcoming Special Meeting of Shareholders to be held on November 20th, 2009 and noticed we have not yet received your vote.  Your Fund’s Board of Trustees is recommending that you vote in favor of the proposal. Would you like to vote along with the recommendations of the board?

For the record, would you please state your full name and mailing address?

Are you authorized to vote on all shares?

Again, my name is                                                                 , a proxy voting specialist on behalf of the Federated California Municipal Income Fund. Today’s date isand the time is Eastern Time.

Mr./Ms.                                , I have recorded your [FAVORABLE / AGAINST / ABSTAIN] vote for all of your Federated California Municipal Income Fund accounts and will be sending you a written confirmation for each.  If you wish to make any changes you may contact us by calling 866-586-0636.  Thank you very much for your participation and have a great day/evening.

If Not Received

I would be happy to resend the materials to you. Do you have an email address this can be sent to?
(If yes: Type email address in the notes and read it back phonetically to the shareholder) (If not, continue with standard script) Can you please verify your mailing address? (Verify entire address, including street name, number, town, state & zip)

Thank you. You should receive these materials shortly and the materials will inform you of the methods available to you to cast your vote, one of which is to call us back at the toll free number listed in the material.

If  Not Interested, use rebuttal:

I am sorry for the inconvenience.  If you would take a moment to review the materials prior to the meeting and vote using one of the methods provided, Federated Investors would greatly appreciate it.  The fund is comprised of many accounts and every one of them has a direct impact on the outcome of the proxy vote.  Please be aware that as a shareholder, your vote is very important.   Thank you again for your time today, and have a wonderful day/evening.

                    ANSWERING MACHINE MESSAGE:

Hello, my name is ____________________ and I am a proxy voting specialist for the Federated California Municipal Income Fund. You should have received proxy material in the mail concerning the Special Meeting of Shareholders to be held on November 20th, 2009.

Your participation is very important.  To vote over the telephone, call toll-free at 866-586-0636 and a proxy voting specialist will assist you with voting your shares.  Specialists are available Monday through Friday, 9:30 AM to 9:00 PM and Saturday 10:00AM to 6:00 PM Eastern Time.  Voting takes just a few moments and will benefit all shareholders.

Thank you for your prompt attention to this matter.

AUTOMATED ANSWERING MACHINE MESSAGE

Hello, this is the Broadridge Proxy Service Center calling with an important message on behalf of the Federated California Municipal Income Fund. You should have received proxy material in the mail concerning the Special Meeting of Shareholders to be held on November 20th, 2009.

Your participation is very important.  To vote over the telephone, call toll-free at 866-586-0636 and a proxy voting specialist will assist you with voting your shares.  Specialists are available   Monday through Friday, 9:30 AM – 9:00 PM and Saturday 10:00AM – 6:00 PM Eastern Time.  Voting takes just a few moments and will benefit all shareholders.

Thank you for your prompt attention to this matter.

INBOUND - CLOSED RECORDING

“Thank you for calling the Broadridge Proxy Services Center for the Federated California Municipal Income Fund. Our offices are now closed.  Please call us back during our normal business hours  which are, Monday through Friday, 9:30 AM to 9:00 PM and Saturday 10:00 AM to 6:00 PM  Eastern Time.  Thank you.”

INBOUND - CALL IN QUEUE MESSAGE

“Thank you for calling the Broadridge Proxy Services Center for the Federated California Municipal Income Fund. Our proxy specialists are currently assisting other shareholders.  Your call is very important to us.  Please continue to hold and your call will be answered in the order in which it was received.”

END OF CAMPAIGN MESSAGE

“Thank you for calling the Broadridge Proxy Services Center for the Federated California Municipal Income Fund. The Shareholder meeting has been held and as a result, this toll free number is no longer in service for proxy related shareholder calls. If you have questions about your Federated California Municipal Income Fund, please contact your Financial Advisor or call the Federated Investors at 800-341-7400.  Thank you for investing with the Federated California Municipal Income Fund."

Federated Municipal Securities Fund, Inc. (“Federated”) (ICA No.811-2677) filed a prospectus/proxy statement and other relevant documents concerning the planned transaction with the Securities and Exchange Commission (SEC).  INVESTORS ARE URGED TO READ THE PROSPECTUS/PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PLANNED TRANSACTION, OR INCORPORATED BY REFERENCE INTO THE PROSPECTUS/PROXY STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS.  These documents are available free of charge on the SEC’s Web site at www.sec.gov.  In addition, documents filed with the SEC by Federated are available free of charge at 1-800-341-7400 or FederatedInvestors.com.

Filed by:  Federated Municipal Securities Fund, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Act of 1934

Subject Company:  Federated North Carolina Municipal Income Fund, portfolio of Federated Municipal Securities Income Trust.

Commission File No. 811-2677

Federated North Carolina Municipal Income Fund
Draft Solicitation Script
November 20, 2009
1-866-586-0636
Greeting :

Hello, is Mr./Ms. _________ available please?

Hi Mr./Ms.                                           , my name is                                                       and I am calling on behalf of the Federated North Carolina Municipal Income Fund on a recorded line.  Recently we sent you proxy materials for the upcoming Special Meeting of Shareholders to be held on November 20th, 2009 and noticed we have not yet received your vote.  Your Fund’s Board of Trustees is recommending that you vote in favor of the proposal. Would you like to vote along with the recommendations of the board?

For the record, would you please state your full name and mailing address?

Are you authorized to vote on all shares?

Again, my name is                                                                 , a proxy voting specialist on behalf of the Federated North Carolina Municipal Income Fund. Today’s date isand the time is Eastern Time.

Mr./Ms.                                , I have recorded your [FAVORABLE / AGAINST / ABSTAIN] vote for all of your Federated North Carolina Municipal Income Fund accounts and will be sending you a written confirmation for each.  If you wish to make any changes you may contact us by calling 866-586-0636.  Thank you very much for your participation and have a great day/evening.

If Not Received

I would be happy to resend the materials to you. Do you have an email address this can be sent to?
(If yes: Type email address in the notes and read it back phonetically to the shareholder) (If not, continue with standard script) Can you please verify your mailing address? (Verify entire address, including street name, number, town, state & zip)

Thank you. You should receive these materials shortly and the materials will inform you of the methods available to you to cast your vote, one of which is to call us back at the toll free number listed in the material.

If  Not Interested, use rebuttal:

I am sorry for the inconvenience.  If you would take a moment to review the materials prior to the meeting and vote using one of the methods provided, Federated Investors would greatly appreciate it.  The fund is comprised of many accounts and every one of them has a direct impact on the outcome of the proxy vote.  Please be aware that as a shareholder, your vote is very important.   Thank you again for your time today, and have a wonderful day/evening.

                    ANSWERING MACHINE MESSAGE:

Hello, my name is ____________________ and I am a proxy voting specialist for the Federated North Carolina Municipal Income Fund. You should have received proxy material in the mail concerning the Special Meeting of Shareholders to be held on November 20th, 2009.

Your participation is very important.  To vote over the telephone, call toll-free at 866-586-0636 and a proxy voting specialist will assist you with voting your shares.  Specialists are available Monday through Friday, 9:30 AM to 9:00 PM and Saturday 10:00AM to 6:00 PM Eastern Time.  Voting takes just a few moments and will benefit all shareholders.

Thank you for your prompt attention to this matter.

AUTOMATED ANSWERING MACHINE MESSAGE

Hello, this is the Broadridge Proxy Service Center calling with an important message on behalf of the Federated North Carolina Municipal Income Fund. You should have received proxy material in the mail concerning the Special Meeting of Shareholders to be held on November 20th, 2009.

Your participation is very important.  To vote over the telephone, call toll-free at 866-586-0636 and a proxy voting specialist will assist you with voting your shares.  Specialists are available   Monday through Friday, 9:30 AM – 9:00 PM and Saturday 10:00AM – 6:00 PM Eastern Time.  Voting takes just a few moments and will benefit all shareholders.

Thank you for your prompt attention to this matter.

INBOUND - CLOSED RECORDING

“Thank you for calling the Broadridge Proxy Services Center for the Federated North Carolina Municipal Income Fund. Our offices are now closed.  Please call us back during our normal business hours  which are, Monday through Friday, 9:30 AM to 9:00 PM and Saturday 10:00 AM to 6:00 PM  Eastern Time.  Thank you.”

INBOUND - CALL IN QUEUE MESSAGE

“Thank you for calling the Broadridge Proxy Services Center for the Federated North Carolina Municipal Income Fund. Our proxy specialists are currently assisting other shareholders.  Your call is very important to us.  Please continue to hold and your call will be answered in the order in which it was received.”

END OF CAMPAIGN MESSAGE

“Thank you for calling the Broadridge Proxy Services Center for the Federated North Carolina Municipal Income Fund. The Shareholder meeting has been held and as a result, this toll free number is no longer in service for proxy related shareholder calls. If you have questions about your Federated North Carolina Municipal Income Fund, please contact your Financial Advisor or call the Federated Investors at 800-341-7400.  Thank you for investing with the Federated North Carolina Municipal Income Fund."

Federated Municipal Securities Fund, Inc. (“Federated”) (ICA No.811-2677) filed a prospectus/proxy statement and other relevant documents concerning the planned transaction with the Securities and Exchange Commission (SEC).  INVESTORS ARE URGED TO READ THE PROSPECTUS/PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PLANNED TRANSACTION, OR INCORPORATED BY REFERENCE INTO THE PROSPECTUS/PROXY STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS.  These documents are available free of charge on the SEC’s Web site at www.sec.gov.  In addition, documents filed with the SEC by Federated are available free of charge at 1-800-341-7400 or FederatedInvestors.com.